November 16, 2000



Oppenheimer World Bond Fund
Two World Trade Center
New York, New York  10048-0203

Dear Sirs:

We have reviewed the Agreement and Plan of Reorganization between Oppenheimer International Bond Fund (International Bond) and Oppenheimer World Bond Fund (World Bond) which is attached as Exhibit B of World Bond Fund's Registration Statement under the Securities Act of 1933 on Form N-14 filed with the Securities and Exchange Commission on November 16, 2000 concerning the acquisition by International Bond of substantially all of the assets of World Bond solely for voting shares of beneficial interest in International Bond, followed by the distribution of such shares in exchange for all of the outstanding shares of World Bond.

Section 368(a)(1)(C), IRC provides that, when determining whether the exchange is solely for stock, the assumption by International Bond of a liability of World Bond shall be disregarded.

The management of World Bond has represented to us that there is no plan or intention by any shareholder of World Bond who owns 5% or more of the outstanding shares of World Bond and, to the best of their knowledge, there is no plan or intention on the part of the remaining shareholders of World Bond to redeem, sell, exchange, or otherwise dispose of International Bond shares to World Bond, other than in the ordinary course of business.

Management of each fund has further represented to us that, as of the date of the exchange, both International Bond and World Bond will qualify as regulated investment companies or will meet the diversification test of Section 368(a)(2)(F)(ii), IRC, and that a significant portion (as contemplated by Regulation Section 1.368-1(d)(3), IRC) of Oppenheimer World Bond Fund's existing assets will continue to be held beyond the date of the transaction and liquidated only in the ordinary course of business.

In our opinion, the federal tax consequences of the transaction, if carried out in the manner outlined in the Agreement and in accordance with the above representations, will be as follows:

1. The transactions contemplated by the Agreement will qualify as a tax-free "reorganization" within the meaning of Section 368(a)(1) of the Internal Revenue Code of 1986, as amended, and under the regulations promulgated thereunder.

2. International Bond and World Bond will each qualify as a "party to a reorganization" within the meaning of Section 368(b)(2).

3. No gain or loss will be recognized by the shareholders of World Bond upon the distribution of shares of beneficial interest in International Bond to the shareholders of World Bond pursuant to Section 354.

4. Under Section 361(a) no gain or loss will be recognized by World Bond by reason of the transfer of its assets solely in exchange for shares of International Bond.

5. Under Section 1032 no gain or loss will be recognized by International Bond by reason of the transfer of World Bond assets solely in exchange for shares of International Bond.

6. The stockholders of World Bond will have the same tax basis and holding period for the shares of beneficial interest in International Bond that they receive as they had for the stock of World Bond that they previously held, pursuant to Sections 358(a) and 1223(1), respectively.

7. The securities transferred by World Bond to International Bond will have the same tax basis and holding period in the hands of International Bond as they had for World Bond, pursuant to Sections 362(b) and 1223(1), respectively.

Very truly yours,



Deloitte & Touche, LLP